FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

CERAGON NETWORKS LTD.
(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 - _________________

Ceragon Elects New Audit Committee on June 25, 2018, Letter Received from NASDAQ on June 26, 2018

On June 25, 2018 Ceragon’s Board of Directors nominated Messrs. Yair Orgler, Shlomo Liran, Avi Berger and Meir Sperling to serve on the Company’s Audit Committee. All four members of the Audit Committee qualify as independent directors under Nasdaq’s independent director and audit committee requirements as set forth in Listing Rule 5605.

After notifying Nasdaq of the nomination on June 26, 2018, Ceragon received a letter from the Nasdaq Listing Qualifications Department, which confirmed that as of June 25, 2018, Ceragon regained compliance with Nasdaq’s independent director and audit committee requirements.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS, LTD.

Date: June 27, 2018	By:	/s/ Michal Lavee Machlav
Name: Michal Lavee Machlav
Title: VP, General Counsel